FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change:

August 27, 2021.

Item 3 News Release:

The press release attached as Schedule "A" was disseminated on August 27, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

August 30, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 27, 2021

HIVE Blockchain Achieves 1 Exahash in Bitcoin Mining

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce that today it will achieve its previously announced target of 1 Exahash per second (EX/s) of Bitcoin mining hashrate.

1 Exahash Bitcoin Production Target Achieved

HIVE is proud to announce that our global hash rate from Bitcoin mining will exceed 1 EX/s today. Over the past 24 hours in Canada the Company has received deliveries of 1,845 Bitcoin miners with a total hashrate of 172 Petahash per second. These miners will be deployed between our 2 Canadian data centres. 945 miners will be located in Lachute, Quebec and 900 miners Grand Falls, New Brunswick.

"This is a monumental achievement for us as we continue to our goal of over 3 EX/s by the end of fiscal 2022, including the conversion of ETH, a goal which is greatly supported by today's announcement of new miner deliveries," Frank Holmes, Executive Chairman of HIVE continued, "This achievement has been challenging because of the global shortages in chips and logistics delays in shipping equipment from Asia due to Covid 19."

These recent miner deliveries are a result of our strategy to increase our bitcoin mining capacity which includes the sourcing of mining equipment from leading industry manufacturers. HIVE intends to continue to utilize cash flow to make opportunistic investments and upgrade our fleet of BTC and ETH mining equipment on a regular monthly basis.

Our strong hashrate from both Bitcoin and Ethereum is resulting in a daily income of over $600,000, or an annual run rate of $220 million, based on the current difficulty, global hash rates, and Bitcoin and Ethereum prices, with estimated annual expenses of $25 million. As expansion continues to ramp up this number will increase. As always, we caution our investors that Bitcoin and Ethereum continue to have a high daily volatility of plus or minus 6% and investors need to be aware of this volatility. Our current inventory of coins invested in Bitcoin and Ethereum are valued at $116 million.

BTC Production Trend and HODL Update

Presently we hold 946 Bitcoin in cold wallet custody. The Company is pleased to provide the following update on its global BTC growth in production for the current 2022 fiscal year:

April 2021	64 BTC
May 2021	73 BTC
June 2021	86 BTC
July 2021	200 BTC

We will report on our August 2021 Bitcoin production in an upcoming press release after the month has ended.

Biweekly Status Update

HIVE is also announcing that it expects to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended March 31, 2021 (collectively, the "Annual Filings"), on or before September 16, 2021. As a result of the delayed Annual Filings the Company will have a delay in the filing of its interim financial statements, management's discussion and analysis, and the related certifications for the period ended June 30, 2021 ("Interim Filings"), which have a filing deadline of August 30, 2021. HIVE will continue to provide biweekly status updates on the delay of filing its Annual Filings and Interim Filings. This means the board and management are in a black out period and can not trade in the shares until the Annual Filings and the Interim Filings have been filed. "Like most shareholders I am very disappointed and dissatisfied with the time delays and promise this will not happen again. I will undertake to change processes to fast track more timely audits for all financial reporting periods once the year end and interim results are filed." said Frank Holmes. "We will work to reconfigure the financial reporting process with all the different jurisdictions that we operate in" stated Darcy Daubaras, CFO of HIVE.

HIVE management confirms that it is working diligently to meet the Company's obligations relating to its Annual Filings and that, since it announced a delay of its Annual Filings (the "Filings Notice") there is no material change to the information set out in the Filings Notice that has not been generally disclosed and there has been no failure by the Company in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines set out in NP 12-203. While subject to the MCTO, the Company will continue to comply with the provisions of the alternative information guidelines under NP 12- 203 by issuing bi-weekly status reports until it has satisfied the necessary filing requirements.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the proposed purchase of equipment from Bitmain technologies Ltd., including the potential increase in hashpower, the potential for the Company's long-term growth, statements regarding the timing, review, completion and filing of the Annual Filings, and duration of the MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon .

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the timely delivery of equipment from Bitmain Technologies Ltd. and the Company's ability to operate t he equipment on an economic basis or at all; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion p lans or operating its assets; the Company may not complete its audit and file the Annual Filings as currently anticipated, or at all; the Company will be subject to a general cease trade order in the event that the Annual Filings are not completed and filed; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.